Exhibit 99.1

March 31, 2022

Dear Shareholders:

               Welcome to the 2021 Electro-Sensors Annual Report.  We appreciate your interest in the company as we continue to deliver industry-leading machine monitoring sensors and hazard monitoring systems for global industrial and agricultural applications.  For over 50 years, our customers have relied on us to provide innovative and cost-effective solutions, enabling efficient factory automation while helping to create increasingly safe work environments.  Our customers trust us to protect their most valuable assets - their people and facilities - and our amazing employees eagerly rise to this challenge!

The year was noteworthy as we emerged from the depth of the COVID-19 pandemic and its many constraints.  Business conditions are improving and will eventually return to pre-pandemic norms. We are particularly excited to be able to travel once again and meet face to face with our customers.   We are grateful to our customers for their patience and partnership throughout these trying times, and proud of our employees for their commitment and persistence in the face of these challenges.

We are pleased to report that in 2021 we achieved record annual revenue of $8.6 million, up 12.9% from the previous year.  This growth was driven by customers moving forward with both capacity upgrades and facility modernization plans after pausing some of these initiatives during the pandemic.  Additionally, gross profit improved to 54.3%, up from 51.6% in the prior year, as we drove higher levels of efficiency to support our increased revenue.

These favorable results were achieved despite significant challenges associated with our supply chain.  Many generally available components used in our products are now regularly out of stock or quoted with extremely long lead times.  Furthermore, we are experiencing significant inflationary pressure that has driven up component and raw material prices.  Although we are uncertain how long this unbalanced supply environment will persist, and how it may impact our ability to fulfill customer orders in a timely manner, we will continue to actively pursue all avenues for sourcing parts and identifying suitable substitutes as required.

While 2022 appears to have its own set of challenges, including an ongoing conflict in Europe, we are thankful to have the pandemic significantly behind us and we remain encouraged with customer activity and the favorable demand to our products.  Electro-Sensors is built on an enduring foundation that is well positioned to adapt to these changing dynamics.  By staying close to our customers and continuing to deliver the robust products and thoughtful services for which we are famous, we believe we will continue to expand our reach and engage new and meaningful market opportunities.

Thanks again for your continued support of Electro-Sensors.  Similar to last year, we will be conducting a virtual annual shareholder meeting on April 20, 2022.  Please see your proxy statement or visit our website (www.electro-sensors.com) for details on how to access and participate in the virtual meeting.

              Sincerely,

  David Klenk

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